UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
Corindus Vascular Robotics, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
218730109
(CUSIP Number)
Michael D. Pinnisi
Hudson Executive Capital LP
570 Lexington Avenue, 35th Floor
New York, NY 10022
(212) 521-8495
Copies to:
Richard M. Brand
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 29, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218730109	SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Hudson Executive Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
PN/IA

CUSIP No. 218730109	SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
HEC Management GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 218730109	SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Douglas L. Braunstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 218730109	SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER
Item 1 of the Schedule 13D (as defined below) is amended and supplemented as follows:
This third amendment to Schedule 13D (this “Amendment No. 3”) relates to the Common Stock, par value $0.0001 per share (the “Shares”) of Corindus Vascular Robotics, Inc., a Delaware corporation (the “Issuer”), and supplements the information set forth in the Schedule 13D filed on February 28, 2017 (the “Original 13D” and, as amended and supplemented through the date of this Amendment No. 3, the “Schedule 13D”) by Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”), HEC Management GP LLC, a Delaware limited liability company (“Management GP”), and Douglas L. Braunstein (together with Hudson Executive and Management GP, the “Reporting Persons”). The principal executive offices of the Issuer are located at 309 Waverley Oaks Road, Suite 105, Waltham, MA 02452.
As of the date hereof, the Reporting Persons no longer beneficially own any securities of the Issuer.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On October 29, 2019, the Issuer completed the transactions contemplated by the Agreement and Plan of Merger, dated as of August 7, 2019 (the “Merger Agreement”), by and among Siemens Medical Solutions USA, Inc., a Delaware corporation (“SMS USA”), Corpus Merger Inc., a Delaware corporation and wholly owned subsidiary of SMS USA (“Merger Sub”), and the Company. At the closing, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and as a wholly owned subsidiary of SMS USA.
As a result of the Merger, (i) each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) was automatically cancelled and converted into the right to receive $4.28 in cash, without interest and less any applicable withholding taxes (the “Common Stock Consideration”), and (ii) each share of (a) Series A convertible preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”), issued and outstanding immediately prior to the Effective Time and (b) Series A-1 convertible preferred stock, par value $0.0001 per share (the “Series A-1 Preferred Stock”, and together with the Series A Preferred Stock, the “Preferred Stock”), issued and outstanding immediately prior to the Effective Time and Series A-1 Preferred Stock that had accrued and accumulated on a daily basis until the Effective Time, in accordance with the provisions of the certificate of designation, but which was not otherwise issued or outstanding immediately prior to the Effective Time, was automatically cancelled and converted into the right to receive an amount in cash equal to $85.60, without interest and less any applicable withholding taxes (the “Preferred Stock Consideration”).  Thus, each Share held by the Reporting Persons as of the Effective Time was converted into the right to receive the Common Stock Consideration and each share of Preferred Stock held by the Reporting Persons as of the Effective Time was converted into the right to receive the Preferred Stock Consideration.
At the Effective Time, each restricted stock unit award that was outstanding immediately prior to the Effective Time, whether vested or unvested, was cancelled and converted into the right to receive a cash payment (without interest and less any applicable withholding taxes) equal to the product of (i) the Common Stock Consideration and (ii) the number of Shares underlying the award as of the Effective Time (the “RSU Consideration”). Thus, each restricted stock unit award held by the Reporting Persons as of the Effective Time was converted into the right to receive the RSU Consideration.
At the Effective Time, each warrant that was outstanding and unexercised immediately prior to the Effective Time was cancelled and converted into the right to receive a cash payment (without interest) equal to (i) the product of (a) the excess, if any, of (1) the Common Stock Consideration over (2) the per share exercise price of such warrant, and (b) the number of Shares subject to such warrant as of the Effective Time, less (ii) any applicable withholding taxes

CUSIP No. 218730109	SCHEDULE 13D
required to be withheld by applicable law (the “Warrant Consideration”). Thus, each warrant held by the Reporting Persons as of the Effective Time was converted into the right to receive the Warrant Consideration.
Pursuant to the terms of the Merger Agreement, in connection with the Merger, at the Effective Time on October 29, 2019, Douglas L. Braunstein ceased serving on the board of directors of the Issuer.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) As of the date hereof, the Reporting Persons no longer beneficially own any securities of the Issuer.
(b) As of the date hereof, the Reporting Persons no longer beneficially own any securities of the Issuer.
(c) No transactions in the securities of the Issuer were effected during the past 60 days by or on behalf of any Reporting Person, except as described in Item 4 of this Schedule 13D.
(d) Not applicable.
(e) Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Shares following the Effective Time on October 29, 2019. Following the conversion of the Shares, Preferred Stock, restricted stock unit awards and warrants held by the Reporting Persons into the right to receive cash in connection with the Merger as further described in Item 4, the Reporting Persons no longer beneficially own any securities of the Issuer.

CUSIP No. 218730109	SCHEDULE 13D
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 31, 2019
HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein